THIS IS A VOTING INSTRUCTION FORM.

You are receiving this voting instruction form because you hold shares in the above Security. You have the right to vote on proposals being presented at the upcoming Annual General Meeting to be held on

VOTING INSTRUCTIONS

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E80514-P17523

THIS VOTING INSTRUCTION FORM IS VALID ONLY WHEN SIGNED AND DATED. PLEASE USE BLUE OR BLACK INK AND RETURN ONLY THE BOTTOM PORTION.

Please check this box if you plan to attend the Meeting and vote these shares in person. ☐

The Board recommends you vote FOR the following proposal(s): 1 and 2

1. Election of Directors

To elect nine directors

	For	Withhold
1a. Dennis M. Bartlett	☐	☐
1b. Jonathan Cherry	☐	☐
1c. Mike Ciricillo	☐	☐
1d. Dr. David Dreisinger	☐	☐
1e. W. Ian L. Forrest	☐	☐
1f. Helen Harper	☐	☐
1g. Alan R. Hodnik	☐	☐
1h. Stephen Rowland	☐	☐
1i. Michael M. Sill	☐	☐

	For	Withhold
2. Appointment of Auditors Appointment of PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment or postponement thereof.

	Yes	No
HOUSEHOLDING ELECTION - Please indicate if you consent to receive certain future investor communications in a single package per household.	☐	☐

Signature [PLEASE SIGN WITHIN BOX] Date